Exhibit 99.1

Golden Star to host Investor Conference Call

Toronto, ON - November 10, 2014 - Golden Star will be releasing the results of its Preliminary Economic Assessment (“PEA”) of an underground mine at Prestea before market open on November 13, 2014. The Company will conduct a conference call and webcast to discuss these results on the same day at 2:00 pm EST.

The call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888-428-9490
Participants - toll: +1 719-457-2689
Participant passcode (all numbers): 3869966
Webcast: www.gsr.com

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference.

A recording of the conference call will be available until December 13, 2014 by dialing:
Toll free: +1 888-203-1112
Toll: +1 719-457-0820
Replay passcode: 3869966

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 - 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations and Corporate Affairs
416-583-3800
investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9